Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2007

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X     Form 40-F
                                   ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No      X
                                   ---              ---


If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

News release
Converium Holding Ltd, Zug

Zug, Switzerland - March 1, 2007 - Converium upgraded to "A-" by Standard & Poor's.

Converium announces that Standard & Poor's has raised the Company's long-term financial strength rating to "A-" ("strong") with a stable outlook. According to Standard & Poor's the ratings decision reflects the Group's strengthened management team and sound infrastructure, strong competitive position, and strong capitalization.

Markus Dennler, Chairman of Converium's Board of Directors, commented: "The restoration of our A-rating marks the full completion of Converium's turnaround. We thank our shareholders, clients and employees for their support and loyalty throughout challenging times in which Converium was able to demonstrate a uniquely strong and intact client franchise." Inga Beale, CEO of Converium, added: "Based on our strong 2006 financial results and our robust franchise, we are now well positioned to capture growth opportunities arising from the upgrade throughout 2007, whilst strictly maintaining our focus on underwriting discipline. Converium has seen a strong support from existing clients during the important January 1, 2007 renewals. We will do everything to ensure that our clients' trust will continue to be rewarded."

Enquiries

Beat W. Werder                             Marco Circelli
Head of Public Relations                   Head of Investor Relations
beat.werder@converium.com                  marco.circelli@converium.com
Phone:     +41 44 639 90 22                Phone:      +41 44 639 91 31
Fax:       +41 44 639 70 22                Fax:        +41 44 639 71 31


Dr. Kai-Uwe Schanz                         Inken Ehrich
Chief Communication & Corporate            Investor Relations Specialist
Development Officer                        inken.ehrich@converium.com
kai-uwe.schanz@converium.com               Phone:      +41 44 639 90 94
Phone:     +41 44 639 90 35                Fax:        +41 44 639 70 94
Fax:       +41 44 639 70 35

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating with a stable outlook from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it:
In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:      Inga Beale
                                                    Title:     CEO




                                               By:  /s/ Christian Felderer
                                                    Name: Christian Felderer
                                                    Title: General Legal Counsel



Date: March 3, 2007